Exhibit (a)(1)(iii)

September 8, 2008

Dear SARs/Stock Option Holder:

Enclosed you will find the documentation relating to an offer being made by MGM MIRAGE to the holders of SARs and stock options with a strike price of $43.25 or higher. Under the offer, which expires on October 6, 2008 (unless extended), eligible holders may exchange such SARs and stock options for a lesser number of Restricted Stock Units (“RSUs”). Each RSU will entitle the holder to receive one share of MGM MIRAGE common stock (subject to tax withholding) upon vesting.

MGM MIRAGE is making this offer to enable eligible holders of its SARs and stock options which at current market prices are significantly “under water,” to surrender such SARs and stock options in exchange for newly issued replacement RSUs. The exchange ratios applicable to particular grants of SARs and stock options vary depending upon the strike price and grant date of such SARs and options.

Whether or not this offer is likely to be beneficial to you is something only you can determine. MGM MIRAGE is not making any recommendation, one way or the other, as to whether or not you should accept this offer.

The actual terms and conditions of the offer, including the proposed exchange ratios, are contained only in the enclosed materials. We urge you to read them carefully. If you have technical questions concerning the offer or how to participate in it, please contact our stock plan administrator, Smith Barney at (877) 992-4644. Smith Barney will not make any recommendation concerning the offer.

Thank you.

Sincerely,

J. Terrence Lanni
Chairman of the Board of Directors and
Chief Executive Officer

3600 LAS VEGAS BOULEVARD SOUTH  LAS VEGAS, NEVADA 89109
www.mgmmirage.com